SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2008
DIVISION OF MARKET REGULATION

08030113

SECUR ... ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harold Dance Investments
HAROLD W. DANCE INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 North Main
(No. and Street)

Logan (City) Utah (State) 84321 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen F. Neeley (435) 752-8484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins, P.C.
(Name – *if individual, state last, first, middle name*)

1011 West 400 North, Suite 100 (Address) Logan (City) Utah (State) 84321 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/14

OATH OR AFFIRMATION

I, Stephen F. Neeley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harold Dance Investments, as of December 31, 20 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
CORRINE MENDELKOW
498 East 700 South
Logan, UT 84321
My Commission Expires
February 27, 2011
STATE OF UTAH

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JONES P.C. SIMKINS
Certified Public Accountants
1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

OFFICERS:
Paul D. Simkins, CPA
Michael C. Kidman, CPA, MBA
Brent S. Sandberg, CPA
Brett C. Hugie, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Harold W. Dance, Inc.
DBA Harold Dance Investments
360 North Main Street
Logan, Utah 84321

We have audited the accompanying statements of financial condition of Harold W. Dance, Inc. (DBA Harold Dance Investments) as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harold W. Dance, Inc. (DBA Harold Dance Investments) at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones Simkins, P.C.

JONES SIMKINS, P.C.
Logan, Utah
February 24, 2008

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

Assets		2007	2006
Cash	$	28,987	18,581
Cash segregated under federal and other regulations		4,000	4,000
Securities owned:			
Money market funds		277,732	237,261
Mutual funds		208,983	184,041
Commissions receivable		74,220	43,619
Note receivable		9,510	12,439
Equipment, net of accumulated depreciation of $10,636 and $15,316, respectively		4,457	6,427
Total assets	$	607,889	506,368

Liabilities and Stockholders' Equity			
Liabilities:			
Accounts payable	$	38,262	22,450
Dividends payable		26,285	-
Total liabilities		64,547	22,450
Stockholders' Equity:			
Common stock, $1.00 par value, authorized 50,000 shares, issued 1,000 shares		1,000	1,000
Additional paid-in capital		299,000	299,000
Retained earnings		243,342	183,918
Total stockholders' equity		543,342	483,918
Total liabilities and stockholders' equity	$	607,889	506,368

The accompanying notes are an integral part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF INCOME
For the Years Ended December 31, 2007 and 2006

		2007	2006
Revenues:			
Commissions	$	1,225,629	1,004,534
Investment advisory fees		90,997	88,615
Realized and unrealized gains, net		20,543	27,240
Dividends and distributions		15,007	13,074
Interest		442	554
Total revenues		1,352,618	1,134,017
Expenses:			
Commissions paid		694,205	587,321
Executive salary		143,834	149,283
Retirement plan contributions		78,753	55,464
Other salaries		67,560	65,487
Taxes, including payroll taxes		35,943	32,378
Insurance		33,450	19,331
Rent		25,200	25,200
Office expenses		12,540	14,991
Advertising and promotion		10,779	12,049
Auto expenses		10,576	12,373
Utilities		8,474	8,502
Dues and subscriptions		7,003	9,103
Regulatory fees		6,991	6,897
Professional fees		5,781	6,786
Miscellaneous expenses		2,321	2,238
Depreciation		1,970	2,155
Travel		1,468	5,098
Total expenses		1,146,848	1,014,656
Net income	$	205,770	119,361

The accompanying notes are an integral
part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2007 and 2006

	Common Stock		Additional	Retained	Total Stockholders'
	Shares	Amount	Paid-in Capital	Earnings	Equity
Balance at January 1, 2006	1,000	$ 1,000	$ 299,000	$ 231,370	$ 531,370
Shareholder distributions	-	-	-	(166,813)	(166,813)
Net income	-	-	-	119,361	119,361
Balance at December 31, 2006	1,000	$ 1,000	$ 299,000	$ 183,918	$ 483,918
Shareholder distributions	-	-	-	(146,346)	(146,346)
Net income	-	-	-	205,770	205,770
Balance at December 31, 2007	1,000	$ 1,000	$ 299,000	$ 243,342	$ 543,342

The accompanying notes are an integral part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

Cash flows from operating activities:		2007	2006
Net income	$	205,770	119,361
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		1,970	2,155
Unrealized gains		(10,929)	(15,490)
(Increase) decrease in operating assets:			
Money market funds		(40,471)	64,382
Mutual funds		(14,013)	(14,205)
Commissions receivable		(30,601)	12,545
Increase (decrease) in operating liabilities:			
Accounts payable		15,812	(6,203)
Net cash provided by operating activities		127,538	162,545
Cash flows from investing activities:			
Collection of note receivable		2,929	2,816
Net cash provided by investing activities		2,929	2,816
Cash flows from financing activities:			
Distribution payable		26,285	-
Distributions to shareholders		(146,346)	(166,813)
Net cash used in financing activities		(120,061)	(166,813)
Net increase (decrease) in cash		10,406	(1,452)
Cash at beginning of year		22,581	24,033
Cash at end of year	$	32,987	22,581
Shown in the financial statements as:			
Cash	$	28,987	18,581
Cash segregated under federal and other regulations		4,000	4,000
Cash at end of year	$	32,987	22,581

The accompanying notes are an integral part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2007 and 2006

Note 1 - Organization and Nature of Business

Harold W. Dance, Inc. DBA Harold Dance Investments (the "Company") is a Registered Investment Advisor ("RIA") and broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Utah Corporation conducting business primarily in Northern Utah. The Company offers investment advisory services and agency transactions in mutual funds and annuities. The Company is not subject to the provisions of SEC Rule 15c3-3 regarding customer protection because it claims an exemption under paragraph (k)(2)(i) for handling all financial transactions with customers through a "Special Account for Exclusive Benefit of Customers".

Note 2 - Significant Accounting Policies

Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $100,000 for cash. The Company's mutual fund investments are concentrated within a few large fund groups. The Company reviews, as necessary, the financial standing of these funds. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company sells mutual funds for various mutual fund companies for which services the Company receives commission payments. In the event these mutual fund companies do not fulfill their commission payment obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the financial condition of these mutual fund companies.

Investments

Marketable securities are stated at market value.

Commissions Receivable

Commissions receivable are amounts due from mutual fund companies and are unsecured. Commissions receivable are carried at their estimated collectible amounts. No provision for losses on commissions receivable exists based on past experience with the mutual fund companies.

Note 2 - Significant Accounting Policies (continued)

Equipment

Items capitalized as equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is credited or charged to operations.

Revenue Recognition

The Company invests in mutual funds and these transactions are recorded on the trade date, as if they had settled. Commissions earned on mutual fund sales and any related expenses are also recorded on a trade-date basis.

Advertising

Advertising costs are charged to operations when the advertising first takes place.

Income Taxes

The Company has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders are taxed on their proportionate shares of the Company's taxable income. No provision or liability for federal income taxes has been included in these financial statements.

Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business. Money market funds are considered part of the Company's investment portfolio.

Use of Estimates in the Preparation of Financial Statements

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 3 - Cash Segregated Under Federal and Other Regulations

The Company has established a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. The Company maintained a minimum balance in the account of $4,000.

Note 4 - Investments

At December 31, 2007 and 2006, marketable securities in the form of mutual funds owned by the Company were carried at quoted market values as follows:

	2007	2006
Market value	$ 208,983	184,041
Cost	$ 137,150	123,137

Money market funds, which were carried as part of the Company's investment portfolio, were reported at their market values.

Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. For 2007 and 2006, the Company's minimum net capital requirement was $25,000.

Note 6 – Note Receivable

At December 31, 2007 and 2006, the Company has a secured note receivable from an employee. The note is secured by future commissions payable to the employee from managed assets brought into the Company by the employee. The balance including accrued interest as of December 31, 2007 and 2006 was $9,510 and $12,439, respectively. The note is due in annual installments of $3,371, with interest at 4.0% and matures in August 2010.

Note 7 - Related Party Transactions

The Company rents its operating space from HRD Partnership, Ltd under a month-to-month agreement. Certain shareholders of the Company are the owners of the partnership. During 2007 and 2006, the Company paid $25,200 and $25,200, respectively, for rent expense.

During 2007 and 2006, the Company received $5,000 and $5,000, respectively, from Dance Insurance, Inc. as a management fee for services rendered. A shareholder of the Company is the shareholder of Dance Insurance, Inc.

Note 8 - Defined Contribution Plan

The Company sponsors a Simplified Employee Pension Plan (SEP) that covers all employees after one year of employment. Contributions are made at the discretion of the Board of Directors. For the years ending December 31, 2007 and 2006, the Company's contributions to the SEP plan were $78,753 and $55,464, respectively.

Schedule 1

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Net Capital:		
Total ownership equity	$	543,342
Ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		543,342
Additions for subordinated liabilities and other credits		-
Total capital and allowable subordinated liabilities		543,342
Non-allowable assets		(88,287)
Other additions		-
Net capital before haircuts on securities positions		455,055
Haircuts on securities:		
Liquid asset funds (2%)		(5,555)
Other securities (mutual funds 15%)		(31,347)
Net Capital	$	418,153
Minimum Net Capital Required (based on Aggregate Indebtedness)		
Minimum net capital required	$	25,000
Excess net capital	$	393,153
Excess net capital at 1000% (Net capital - 10% of Aggregate Indebtedness)	$	411,698
Aggregate Indebtedness:		
Total liabilities from Statement of Financial Condition	$	64,547
Ratio of aggregate indebtedness to net capital	$	0.154

(continued)

Schedule 1
(continued)

HAROLD W. DANCE, INC.
DBA HAROLD DANCE BROKERAGE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	444,438
Reconciling items		(26,285)
Net capital per above	$	418,153

JONES
P.C.
SIMKINS
Certified Public Accountants
1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

OFFICERS:
Paul D. Simkins, CPA
Michael C. Kidman, CPA, MBA
Brent S. Sandberg, CPA
Brett C. Hugie, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors
Harold W. Dance, Inc.
DBA Harold Dance Investments
360 North Main Street
Logan, Utah 84321

In planning and performing our audit of the financial statements and supplemental schedule of Harold W. Dance, Inc. (DBA Harold Dance Investments) (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 24, 2008.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Harold Dance Brokerage as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 24, 2008.

The Company's controls for recording dividends were not sufficient to prevent a material audit adjustment. Calculations should be made shortly after year-end to determine and record the dividends payable to equalize distributions based upon ownership.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives. However, we identified certain control deficiencies that have been classified as significant deficiencies or material weaknesses and communicated them in writing to those charged with governance on February 24, 2008.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins, P.C.

JONES SIMKINS, P.C.
Logan, Utah
February 24, 2008

END